Exhibit 2



Krupp Funds Group
470 Atlantic Avenue, Boston, Massachusetts  02210
Telephone (800) 25-KRUPP (800-255-7877)



                                        Krupp Realty Limited Partnership - V


November 25, 1996

Dear Limited Partner:

As you are probably aware by now, Krescent Partners L.L.C., a Delaware limited liability company, has made an offer (the "Krescent Offer") to purchase limited partnership units of Krupp Realty Fund Ltd. - V (the "Partnership").

The General Partners of the Partnership will be carefully studying the Krescent Offer in consultation with the Partnership's outside advisors and, after completing their evaluation, will announce their conclusion and recommendation on or before December 9, 1996. Prior to that time, you are urged not to take any action with respect to the Krescent Offer.




Krupp Realty Fund, Ltd. - V